RISK FACTORS

WE ARE AT AN EARLY STAGE OF DEVELOPMENT

    We were founded in February 1990 and only introduced our first product into the market in October 1998. All but two of our products are in research or development. The products that we have not yet completed developing will require additional research and development, extensive preclinical studies and clinical trials and regulatory approval prior to any commercial sales.

WE ARE SUBJECT TO TECHNOLOGICAL UNCERTAINTY IN OUR DEVELOPMENT EFFORTS

    We must successfully address a number of technological challenges to complete the development of certain of our potential products. These products may not be efficacious or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit commercial use. The use of synthetic peptides in radiopharmaceuticals, which is central to our technology, is new to nuclear medicine. We believe that the FDA has granted marketing approval of only two imaging products, including AcuTect, based on this scientific approach and has not approved any therapeutic products based on this approach.

THERE ARE UNCERTAINTIES RELATED TO CLINICAL TRIALS

    In order to obtain regulatory approvals for the commercial sale of any of our products under development, we will be required to demonstrate through preclinical testing and clinical trials that the product is safe and efficacious. We currently are conducting preclinical tests and clinical trials of a number of potential products. The results from preclinical testing and early clinical trials of a product that is under development may not be predictive of results that will be obtained in large-scale later clinical trials. We may not be able successfully to complete those clinical trials that we initiate. In addition, we may not be able to complete such trials on a timely basis.

    Two examples of ways in which the results of early clinical trial can affect development of product candidates are:

    - In Phase I clinical trials of one of our Techtides, P483H for medical imaging of infection due to inflammation, the compound concentrated in patients' stomachs at unexpectedly high levels. As a result, we conducted additional preclinical testing of this compound and alternative compounds in animals to determine the cause of this phenomenon. We recently initiated a Phase I clinical trial of a new formulation of P483H.

    - In a pilot study of a compound for medical imaging of atherosclerotic plaque, we determined that the compound did not exhibit sufficient sensitivity to warrant continuing development. We synthesized new compounds for this indication and screened them in animal models.

    The rate of completion of our clinical trials is dependent on the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs and program delays. For example, patient enrollment in our Phase 2 clinical trial of Tin-117m DTPA has been slower than anticipated because of the reluctance of prospective patients who are suffering from pain due to metastatic cancer to the bone to receive a placebo.

THERE IS NO CERTAINTY THAT WE WILL OBTAIN REGULATORY APPROVALS; THE APPROVAL
  PROCESS IS COSTLY AND LENGTHY

    The production and the marketing of our products and our ongoing research and development activities are subject to extensive regulation by federal, state and local governmental authorities in the

United States and other countries. Clearing the regulatory process for the commercial marketing of a pharmaceutical product takes many years and requires the expenditure of substantial resources. We have had only limited experience in filing and prosecuting applications necessary to gain regulatory approvals. Thus, we may not be able to obtain regulatory approvals to conduct clinical trials of or manufacture or market any of our potential products.

    Factors that may affect the regulatory process for our product candidates include:

    - Our analysis of data obtained from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval.

    - We or the FDA may suspend clinical trials at any time if the participants are being exposed to unanticipated or unacceptable health risks.

    - Any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. These limitations may limit the size of the market for the product.

    If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions.

    As to products for which we obtain marketing approval, we, the manufacturer of the product (if other than us) and the manufacturing facilities will be subject to continual review and periodic inspections by the FDA. The subsequent discovery of previously unknown problems with the product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market.

    The FDA may change its policies as to regulatory matters in the future. Also, additional statutes or regulations applicable to our business may be adopted. Such policy changes or additional statutes or regulations impose substantial additional costs or otherwise adversely affect our operations.

    The Nuclear Regulatory Commission and state authorities regulate the use, handling, storage and disposal of products containing radioisotopes, such as Tin-117m DTPA and sources of technetium. We must comply with these regulations in connection with the testing, manufacturing and marketing of or products and product candidates.

    We also are subject to numerous and varying foreign regulatory requirements governing the design and conduct of clinical trials and the manufacturing and marketing of our products. The approval procedure varies among countries. The time required to obtain foreign approvals often differs from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries. For example, although the FDA has granted an NDA permitting us to market AcuTect in the United States, Nycomed withdrew the MAA filed with the EMEA relating to AcuTect because of the unfavorable preliminary response of the EMEA to such application.

    We may not receive regulatory approvals to conduct clinical trials of our products or to manufacture or market our products. In addition, regulatory agencies may not grant such approvals on a timely basis or may revoke previously granted approvals. All of these events may have a material adverse effect on our business, financial condition and results of operations.

    All of the foregoing regulatory matters also are applicable to development, manufacturing and marketing undertaken by our licensees and other collaborators.

THERE IS UNCERTAINTY AS TO THE MARKET ACCEPTANCE OF OUR TECHNOLOGY AND PRODUCTS

    The commercial success of our products that are approved for marketing by the FDA will depend upon their acceptance by the medical community and third party payors as clinically useful, cost-effective and safe. The synthetic peptide-based radiopharmaceutical and other peptide based technology that we are developing is relatively new. As a result, peptide based radiopharmaceuticals have not been extensively tested in humans or used in the medical community. These factors may make it more difficult for us to achieve market acceptance of our products, particularly the first products that we introduce to the market based on this new technology.

    Other factors that we believe will materially affect market acceptance of our products include:

    - The timing of the receipt of marketing approvals and the countries in which such approvals are obtained;

    - The safety, efficacy and ease of administration of the product; and

    - The success of physician education programs.

WE NEED TO ESTABLISH COLLABORATIVE COMMERCIAL RELATIONSHIPS; WE ARE DEPENDENT ON
  OUR COLLABORATIVE PARTNERS

    An important element of our business strategy is entering into strategic alliances or marketing and distribution arrangements with corporate partners for the development, commercialization, marketing and distribution of certain of our potential products. To date, we have only entered into one such arrangement with only one corporate partner, Nycomed. In August 1998, Nycomed terminated the research and development portion of its alliance with us, effective December 31, 1998. We are actively seeking additional collaborations with respect to our Techtide programs that are not subject to Nycomed's options and our Theratide and Tin-117m DTPA therapeutic programs. Although we are engaging in limited clinical development of our Techtides and Tin-117m DTPA and preclinical development of our Theratides in order to generate sufficient data to enter into discussions with potential collaborative partners, we do not intend to engage in any significant clinical trials of our Techtides or Theratides without first obtaining financial support from a collaborative partner unless our existing capital resources increase significantly.

    We may not be able to negotiate any additional collaborative or marketing and distribution arrangements. Moreover, the terms of any such arrangement may not be favorable to us. If we are unable to establish additional collaborative arrangements, our business may be adversely affected.

    Our existing collaboration with Nycomed and any future collaboration arrangement that we may enter into with other third parties may not be scientifically or commercially successful. In particular, it is likely that a significant portion of any payments due from the collaborator to us will be contingent upon completion of development milestones or be based upon a percentage of net sales.

    The factors that may affect the success of our collaborations include:

    - Our collaborative partners may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with the product as to which they are collaborating with us. For example, Nycomed manufactures and distributes a wide variety of imaging agents for other imaging modalities that may compete against the products that Nycomed licenses from us or co-markets with us.

    - The success of our corporate partners in marketing any successfully developed products within the geographic areas in which such partners are granted marketing rights will materially affect our commercial success. For example, Nycomed has primary responsibility for the promotion of AcuTect in the United States and, subject to obtaining final marketing approval from the FDA, will have such responsibility for the marketing of NeoTect in the United States. A reduction in sales efforts or a discontinuance of sales of the our products by collaborative or corporate partners may result in reduced revenues to us.

    - Our collaborative partners generally will have various rights to terminate the collaboration with us. If a collaborator terminates such a collaboration, it may be difficult for us to attract a new collaborator to work with us as to the particular product. In addition, the announcement of the termination can adversely affect the perception of us in the business and financial communities.

WE HAVE NOT BEEN PROFITABLE

    We have incurred net losses since our inception. At December 31, 1998, our accumulated deficit was approximately $55.4 million. We received our first revenues from product sales only in October 1998. We expect to incur additional significant operating losses over the next 12 to 24 months and expect cumulative losses to increase during the initial marketing of AcuTect and as the Company's research and development and clinical trial efforts continue. We expect that our losses will fluctuate from quarter to quarter and that such fluctuations may be substantial.

WE EXPECT TO REQUIRE ADDITIONAL FUNDING

    Our future capital requirements will depend on many factors, including:

    - continued progress in our research and product development programs, as well as the magnitude of these programs;

    - the scope and results of preclinical studies and clinical trials;

    - the time and costs involved in obtaining regulatory approvals;

    - competing technological and market developments;

    - the ability of the Company to establish and maintain collaborative academic and commercial research, development and marketing relationships;

    - the costs and success of commercialization activities and arrangements;

    - the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs; and

    - the costs of obtaining any required licenses of third parties technologies.

    Based upon our current operating plan, we anticipate that our existing capital resources, will be adequate to satisfy our capital requirements through 1999. In the future, we may be required to raise additional funds, including through collaborative relationships and public or private financings. Such additional financing may not be available to us or may not be available on acceptable terms.

    If we raise additional funds by issuing equity securities, further dilution to our then existing stockholders will result. In addition, the terms of the financing may adversely affect the holdings or the rights of such stockholders. If we are unable to obtain adequate funding on a timely basis, we may be required to significantly curtail one or more of our research or product development programs or reduce our marketing and sales initiatives, or we also could be required to seek funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of its technologies, product candidates or products which we would otherwise pursue on our own.

WE FACE SIGNIFICANT COMPETITION

    The pharmaceutical and biotechnology industries are highly competitive and characterized by rapid and substantial technological change. Our competitors include pharmaceutical and chemical companies, biotechnology firms, universities and other research institutions. Many of these competitors are conducting extensive research and development activities on technologies and products similar to or competitive with our technologies and products.

    Particular competitive factors that we believe may affect us include:

    - Many other companies are actively seeking to develop nuclear medicine imaging agents that will compete with our Techtides. These competitive products may be more effective than our products or may render our technologies and products obsolete or noncompetitive.

    - Certain radiopharmaceuticals already have been approved for sale for the diagnosis or treatment of the indications targeted by our products. In particular, OctreoScan-Registered Trademark-, a peptide based radiopharmaceutical, is available for the diagnosis of neuroendocrine tumors, Ceretec-Registered Trademark-, a radiopharmaceutical labeled with technetium, is available for imaging inflammation due to infection, and Metastron-Registered Trademark- and Quadramet-Registered Trademark- are available for the reduction of pain due to metastatic cancer to the bone.

    - There are several well-established medical imaging modalities that compete against nuclear medicine imaging, including x-rays, CT, MRI and ultrasound.

    - Many of our competitors have substantially greater financial, technical and human resources than we have, including greater experience and capabilities in undertaking preclinical studies and human clinical trials, obtaining FDA and other regulatory approvals and manufacturing and marketing pharmaceuticals. Our principal competitors include such large companies as Du Pont Merck and Mallinckrodt.

    In addition, there are alternative therapeutics available for the treatment of the cancer and cardiovascular indications that are the subject of our Theratide programs. These competitive development activities include radiolabeled monoclonal antibodies (MABs) for non-Hodgkins lymphoma and neuroendocrine tumors, vaccines for non-small cell lung cancer, and non-radiolabeled MABs which target changing the physiology that supports tumor growth.

OUR SUCCESS DEPENDS ON OUR PROTECTING OUR PATENTS AND PATENTED RIGHTS

    Our success depends in significant part on our ability to develop patentable products, to obtain patent protection for our products, both in the United States and in other countries, and to enforce these patents. The patent positions of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. As a result, patents may not issue from any patent applications that we own or license. If patents do issue, the claims allowed may not be sufficiently broad to protect our technology. In addition, issued patents that we own or license may be challenged, invalidated or circumvented. Our patents also may not afford us protection against competitors with similar technology.

    Our success also depends on our not infringing patents issued to competitors or others. We are aware of patents and patent applications belonging to competitors and others that may require us to alter our products or processes, pay licensing fees or cease certain activities.

    We may not be able to obtain a license to any technology owned by a third party that we require to manufacture or market one or more products. Even if we can obtain a license, the financial and other forms may be disadvantageous.

    Our success also depends on our maintaining the confidentiality of our trade secrets and patented know-how. We seek to protect such information by entering into confidentiality agreements with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may be breached by such parties. We may not be able to obtain an adequate, or perhaps, any remedy to remedy such a breach. In addition, our trade secrets may otherwise become known or be independently developed by our competitors.

WE ARE A PARTY TO A PATENT INTERFERENCE RELATING TO AN ELEMENT OF ACUTECT

    In December 1998, at our request the United States Patent and Trademark Office declared an interference between a patent application filed by us and a patent issued to RhoMed Incorporated, a wholly-owned subsidiary of Palatin Technologies, Inc. This proceeding will determine the patentability of the technology that is the subject matter of the interference as well as which party first developed this technology. If the technology is patentable, the party that first developed the technology will be awarded the United States patent rights.

    The process of resolving an interference can take many years. If the technology that is the subject of this proceeding is found to be patentable and RhoMed is found to be the party that first developed the technology, we may not be able to manufacture or market AcuTect in the United States without a license from RhoMed. RhoMed would be under no obligation to grant us such a license or to do so on commercially acceptable terms. Accordingly, an adverse outcome in this proceeding could materially adversely affect our business, financial position and results of operations.

WE MAY BECOME INVOLVED IN ADDITIONAL PROCEEDINGS RELATING TO INTELLECTUAL
  PROPERTY RIGHTS

    The pharmaceutical and biotechnology industries have been characterized by significant litigation and interference and other proceedings regarding patents, patent applications and other intellectual property rights. In addition to the interference proceeding with RhoMed, we may become parties to additional patent litigation and other proceedings in the future. The types of situations in which we may become parties to such litigation or proceedings include:

    - We may initiate litigation or other proceedings against third parties to enforce our patent rights.

    - We may initiate litigation or other proceedings against third parties to seek to invalidate the patents held by such third parties or to obtain a judgment that our products or processes do not infringe such third parties' patents.

    - If our competitors file patent applications that claim technology also claimed by us, we may participate in interference or opposition proceedings to determine the priority of invention.

    - If third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we will need to defend against such proceedings.

    An adverse outcome in any litigation or other proceeding could subject us to significant liabilities to third parties and require us to cease using the technology that is at issue or to license the technology from third parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all. Thus, an unfavorable outcome in any patent litigation or other proceeding could have a material adverse effect on our business, financial condition or results of operations.

    The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the cost of such litigation and proceedings more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

OUR PATENT LICENSES ARE SUBJECT TO TERMINATION IN CERTAIN CIRCUMSTANCES

    We are a party to a number of patent licenses that are important to our business and expect to enter into additional patent licenses in the future. These licenses impose various commercialization, sublicensing, royalty, insurance and other obligations on us. If we fail to comply with these requirements, the licensor will have the right to terminate the license.

WE HAVE ONLY LIMITED SALES AND MARKETING EXPERIENCE

    We introduced our first product to the market in October 1998 and have only limited product sales, marketing and distribution experience. Although we plan to rely significantly on collaborative partners for the marketing and distribution of its products through co-marketing, other licensing or distribution arrangements, we expect to market and sell certain of our products directly and to engage in certain other marketing activities in collaboration with our partners. For example, under our United States co-promotion agreement with Nycomed, we have primary responsibility for promotion of the products covered by such agreement to commercial radiopharmacies.

    Our strategy of relying on collaborative partners to market and distribute our products will result in our being dependent upon the success of the efforts of these collaborators in performing such functions. The terms of these marketing and distribution arrangements may not be favorable to us. In addition, our partner may not successfully market our products. In many instances we may have little or no control over our partners' activities in marketing and distributing our products.

    If our plan to rely on corporate partners for significant aspects of marketing and selling our products is unsuccessful for any reason, we may need to recruit and train a far larger marketing and sales force than we currently anticipate doing. In such event, we would face a number of additional risks, including:

    - we may not be able to attract and build a sufficient marketing staff or sales force;

    - the cost of establishing such a marketing staff or sales force may not be justifiable in light of anticipated product revenues; and

    - the Company's direct sales and marketing efforts may not be successful.

WE HAVE ONLY LIMITED MANUFACTURING CAPABILITIES AND WILL BE DEPENDENT ON THIRD
  PARTY MANUFACTURERS

    We lack commercial scale facilities to manufacture our products in accordance with current GMP requirements prescribed by the FDA. We have relied on a large third party pharmaceutical company for the manufacture of our peptides for clinical trials and for commercial sale of AcuTect. Similarly, we have entered into an arrangement with a GMP-qualified third party manufacturer for the supply of Tin-117m for clinical trials.

    We expect to be dependent on third party manufacturers or collaborative partners for all of our commercial production of peptides. There are a limited number of manufacturers that operate under GMP regulations capable of manufacturing our products. In the event that we are unable to obtain contract manufacturing, or obtain such manufacturing on commercially reasonable terms, we may not be able to commercialize our products as planned.

    We are dependent upon our third party suppliers to perform their obligations in a timely manner. If such third party suppliers fail to will perform their obligations, we may be adversely affected in a number of ways, including:

    - we may not be able to meet commercial demands for our products;

    - we may not be able to initiate or continue clinical trials of products that are under development; and

    - we may be delayed in submitting applications for regulatory approvals of our products.

    We have no experience in manufacturing on a commercial scale and no facilities or equipment to do so. If we determine to develop our own manufacturing capabilities, we will need to recruit qualified personnel and build or lease the requisite facilities and equipment. We may not be able to successfully develop our own manufacturing capabilities. Moreover, it may be very costly and time consuming for us to develop such capabilities.

    The manufacture of products by us and our suppliers is subject to regulation by the FDA and comparable agencies in foreign countries. Delay in complying or failure to comply with such manufacturing requirements could materially adversely affect the marketing of our products and our business, financial condition and results of operations.

WE ARE DEPENDENT UPON A SOLE SOURCE SUPPLIER FOR OUR PEPTIDES

    We purchase our synthetic peptides from a sole source supplier. We may enter into similar arrangements with respect to other components of our products. While we are aware of alternative sources for our peptides, the establishment of additional or replacement suppliers could be time consuming, result in a supply interruption or cause significant regulatory delays and expense. The establishment of an alternative source of supply or any significant supply interruption could have a materially adverse effect on our ability to develop and manufacture our products.

HAZARDOUS MATERIALS THAT WE HANDLE IN OUR BUSINESS

    Our research and development involves the controlled use of hazardous materials, chemicals and radioactive compounds. There are risks of accidental contamination or injury from our handling , storing and disposing of these materials. In the event of an accident, we could be held liable for significant damages

WE WILL BE EXPOSED TO PRODUCT LIABILITY CLAIMS AND MAY NOT BE ABLE TO OBTAIN
  ADEQUATE PRODUCT LIABILITY INSURANCE

    Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of human diagnostic and therapeutic products. Product liability claims might be made by consumers, health care providers or pharmaceutical companies or others that sell our products. If product liability claims are made with respect to our products, we may need to recall such products or change the indications for which they may be used.

    We have only limited product liability insurance coverage. This coverage is subject to various deductibles. Product liability coverage is expensive. In the future, we may not be able to maintain or obtain such product liability insurance at a reasonable cost or in sufficient amounts to protect us against losses due to liability claims. Accordingly, such claims could have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTY OF PHARMACEUTICAL PRICING, REIMBURSEMENT AND HEALTHCARE REFORM
  MEASURE

    The availability of reimbursement by governmental and other third party payors affects the market for any pharmaceutical product. These third party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products and services. In certain foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control.

    In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system. Further proposals are likely. The potential for adoption of these proposals affects or will affect our ability to raise capital, obtain additional collaborative partners and market our products.

    If we or our collaborators obtain marketing approvals for our products, we expect to experience pricing pressure due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount.

WE NEED TO ATTRACT AND RETAIN OF KEY MANAGEMENT AND QUALIFIED PERSONNEL

    We are highly dependent on the principal members of our management and scientific staff, particularly Dr. Dean, our President and Chief Executive Officer. The loss of the services of these individuals could have a material adverse effect on our business. We are a party to an employment agreement with Dr. Dean that extends through April 2, 2000, subject to automatic extension for additional one-year periods unless either Dr. Dean or we provide written notice to the contrary to the other party at least six months prior to the expiration period.

    Recruiting and retaining qualified scientific personnel to perform research and development work in the future will be critical to the Company's success. We may not be able to attract and retain highly skilled personnel on acceptable terms given the competition for experienced scientists among pharmaceutical, biotechnology and health care companies, universities and non-profit research institutions. We do not carry key-man insurance with respect to any of our executive officers.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Diatide is exposed to changes in interest rates primarily from its investments in certain available-for-sale securities and long term obligations under capital leases. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes.

    The following table provides information about Diatide's financial instruments that are sensitive to changes in interest rates as of December 31, 1998. For investment securities and debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Additionally, we assumed our available-for-sale securities, comprised of cash management investment funds and corporate bonds, are similar enough to aggregate those securities for presentation purposes.

                           INTEREST RATE SENSITIVITY
                     PRINCIPAL AMOUNT BY EXPECTED MATURITY
                             AVERAGE INTEREST RATE
                             (DOLLARS IN THOUSANDS)

                                                                                   1999       2000       2001       TOTAL
                                                                                 ---------  ---------  ---------  ---------
Available-For-Sale Securities..................................................  $   7,472         --         --  $   7,472
Average Interest Rate..........................................................        5.2%        --         --         --
Long-term Debt, including Current Portion (Fixed Rate).........................  $     137  $     157  $     144  $     438